UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Collective Brands, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

19421W100

(CUSIP Number)

Gwen G. Reinke

Blum Capital Partners, L.P.

909 Montgomery Street, Suite 400

San Francisco, CA 94133

(415) 434-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

Stephen Fraidin, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4800

October 9, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 19421W100	SCHEDULE 13D	Page 2 of 9

1.	NAME OF REPORTING PERSON	BLUM CAPITAL PARTNERS, L.P.
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	94-3205364
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON PN, IA

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CUSIP NO. 19421W100	SCHEDULE 13D	Page 3 of 9

1.	NAME OF REPORTING PERSON	RICHARD C. BLUM & ASSOCIATES, INC.
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	94-2967812
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON CO

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CUSIP NO. 19421W100	SCHEDULE 13D	Page 4 of 9

1.	NAME OF REPORTING PERSON		BLUM STRATEGIC GP IV, L.L.C.
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		26-0588693
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

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CUSIP NO. 19421W100	SCHEDULE 13D	Page 5 of 9

1.	NAME OF REPORTING PERSON		BLUM STRATEGIC GP IV, L.P.
	I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		26-0588732
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON PN

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CUSIP NO. 19421W100	SCHEDULE 13D	Page 6 of 9

Item 1.	Security and Issuer

This Schedule 13D is being filed by Blum Capital Partners, L.P., a California limited partnership (“Blum LP”); Richard C. Blum & Associates, Inc., a California corporation (“RCBA Inc.”); Blum Strategic GP IV, L.L.C., a Delaware limited liability company (“Blum GP IV”); and Blum Strategic GP IV, L.P., a Delaware limited partnership (“Blum GP IV LP”) (collectively, the “Reporting Persons”).

This Schedule 13D relates to shares of common stock, $0.01 par value per share (the “Common Stock”), of Collective Brands, Inc., a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 3231 Southeast Sixth Avenue, Topeka, Kansas 66607-2207.

The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D as previously filed and amended.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety with the following:

Blum LP is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory services. Blum LP is an investment adviser registered with the Securities and Exchange Commission. The sole general partner of Blum LP is RCBA Inc.

The principal business office address of Blum LP and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Richard C. Blum President, Chairman & Director	909 Montgomery Street Suite 400 San Francisco, CA 94133	USA	President & Chairman, Blum LP

Murray McCabe Managing Partner	909 Montgomery Street Suite 400 San Francisco, CA 94133	USA	Managing Partner, Blum LP

Nils Colin Lind Senior Adviser	909 Montgomery Street Suite 400 San Francisco, CA 94133	USA and Norway	Senior Adviser, Blum LP

Jane J. Su Managing Partner	909 Montgomery Street Suite 400 San Francisco, CA 94133	USA	Managing Partner, Blum LP

John H. Park Partner	909 Montgomery Street Suite 400 San Francisco, CA 94133	USA	Partner, Blum LP

David H.S. Chung Partner	909 Montgomery Street Suite 400 San Francisco, CA 94133	USA	Partner, Blum LP

Peter Westley Partner	909 Montgomery Street Suite 400 San Francisco, CA 94133	USA	Partner, Blum LP

Gwen G. Reinke Partner, General Counsel & Chief Compliance Officer	909 Montgomery Street Suite 400 San Francisco, CA 94133	USA	Partner, General Counsel & Chief Compliance Officer, Blum LP

Marc. T. Scholvinck Managing Partner, Chief Financial Officer, Assistant Secretary & Director	909 Montgomery Street Suite 400 San Francisco, CA 94133	USA	Managing Partner & Chief Financial Officer, Blum LP

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CUSIP NO. 19421W100	SCHEDULE 13D	Page 7 of 9

Blum GP IV is a Delaware limited liability company whose principal business is acting as the general partner of Blum GP IV LP, a Delaware limited partnership, whose principal business is acting as the general partner of Blum Strategic Partners IV, L.P., whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

The principal business office address of Blum GP IV and Blum GP IV LP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members and members of Blum GP IV, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Richard C. Blum Managing Member	909 Montgomery Street Suite 400 San Francisco, CA 94133	USA	President & Chairman, Blum LP

Nils Colin Lind Member	909 Montgomery Street Suite 400 San Francisco, CA 94133	USA and Norway	Senior Adviser, Blum LP

Jane J. Su Managing Member	909 Montgomery Street Suite 400 San Francisco, CA 94133	USA	Managing Partner, Blum LP

John H. Park Member	909 Montgomery Street Suite 400 San Francisco, CA 94133	USA	Partner, Blum LP

David H.S. Chung Member	909 Montgomery Street Suite 400 San Francisco, CA 94133	USA	Partner, Blum LP

Gwen G. Reinke Member	909 Montgomery Street Suite 400 San Francisco, CA 94133	USA	Partner, General Counsel & Chief Compliance Officer, Blum LP

Marc. T. Scholvinck Managing Member	909 Montgomery Street Suite 400 San Francisco, CA 94133	USA	Managing Partner & Chief Financial Officer, Blum LP

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

Closing of the Merger

On October 9, 2012, pursuant to the terms of the Merger Agreement, Merger Sub was merged with and into the Issuer (the “Merger”) with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time (the “Former Common Stock”), other than (i) shares of Common Stock owned by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent and shares of Common Stock owned by the Company or any direct or indirect wholly-owned subsidiary of the Company, in each case not held on behalf of third parties, (ii) shares of Common Stock owned by stockholders who have perfected and not withdrawn a demand for, or lost their right to, appraisal under Delaware law, (iii) shares of restricted Common Stock and (iv) Rollover Shares (as defined below), was cancelled and converted into the right to receive $21.75 in cash (the “Merger Consideration”), without interest.

At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time was converted into one share of common stock, par value $0.01 per share (the “Private Stock”), of the Surviving Corporation. The Private Stock is not registered under Section 12 of the Act.

Immediately prior to the Effective Time, 2,142,788 shares of Common Stock beneficially owned by certain of the Reporting Persons or their affiliates were transferred to Parent (the “Rollover Shares”). At the Effective Time, the Rollover Shares were cancelled without payment of any consideration therefor.

At the Effective Time, each share of Former Common Stock, other than the Rollover Shares, beneficially owned by the Reporting Persons was cancelled and converted into the right to receive the Merger Consideration. As a result of these transactions, as of October 9, 2012, the Reporting Persons no longer beneficially own any shares of Former Common Stock.

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CUSIP NO. 19421W100	SCHEDULE 13D	Page 8 of 9

Item 5.	Interest in Securities of the Issuer

Items 5(a), 5(b), 5(c) and 5(e) are hereby amended and restated in their entirety with the following:

(a) As a result of the transactions described in Item 4, as of October 9, 2012, the Reporting Persons no longer beneficially own any shares of Former Common Stock and, as such, the Reporting Persons and Golden Gate may no longer collectively be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act.

(b) As a result of the transactions described in Item 4, as of October 9, 2012, the Reporting Persons no longer beneficially own any shares of Former Common Stock. As such, the Reporting Persons no longer have any voting or dispositive power over any shares of Former Common Stock.

(c) Except for the transactions described in Item 4, there were no transactions in the Former Common Stock effected by the Reporting Persons during the past 60 days.

(e) As a result of the transactions described in Item 4, as of October 9, 2012, the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding Former Common Stock. Therefore, this Schedule 13D constitutes the final amendment to the Reporting Persons’ Schedule 13D amended hereby, and an exit filing for the Reporting Persons.

Item 7.	Material to be Filed as Exhibits

Exhibit A - Joint Filing Undertaking, dated October 9, 2012, among Richard C. Blum & Associates, Inc., Blum Capital Partners, L.P., Blum Strategic GP IV, L.L.C. and Blum Strategic GP IV, L.P.

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CUSIP NO. 19421W100	SCHEDULE 13D	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2012

RICHARD C. BLUM & ASSOCIATES, INC.		BLUM CAPITAL PARTNERS, L.P.
		By:	Richard C. Blum & Associates, Inc.
its General Partner

By:	/s/ Gwen G. Reinke	By:	/s/ Gwen G. Reinke
	Gwen G. Reinke		Gwen G. Reinke
	Partner, General Counsel & Chief Compliance Officer		Partner, General Counsel & Chief Compliance Officer

BLUM STRATEGIC GP IV, L.L.C.		BLUM STRATEGIC GP IV, L.P.
		By:	Blum Strategic GP IV, L.L.C.
its General Partner

By:	/s/ Gwen G. Reinke	By:	/s/ Gwen G. Reinke
	Gwen G. Reinke		Gwen G. Reinke
	Member		Member

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